UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-41540

Perfect Corp.

14F, No. 98 Minquan Road

Xindian District

New Taipei City 231

Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, and 99.3 to this report on Form 6-K shall be deemed to be incorporated by reference into (1) the registration statement on Form F-3 to be filed by Perfect Corp. (“we,” “us,” “our” and the “Company”) with the Securities and Exchange Commission on or around the date hereof; and (2) the registration statement on Form S-8 (File No. 333-268059) of the Company (including the prospectus forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description of Exhibit

99.1	Condensed Consolidated Interim Financial Statements as of and for the Six Months ended June 30, 2023.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Period Ended June 30, 2023.

99.3	Select Updated Risk Factors

101.	INS Inline XBRL Instance Document - this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.	SCH Inline XBRL Taxonomy Extension Schema

101.	CAL Inline XBRL Taxonomy Extension Calculation Linkbase

101.	DEF Inline XBRL Taxonomy Extension Definition Linkbase

101.	LAB Inline XBRL Taxonomy Extension Label Linkbase

101.	PRE Inline XBRL Taxonomy Extension Presentation Linkbase

104	Cover Page Interactive Data File (embedded within the Inline IXBRL document)

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are based on the beliefs and assumptions of our management. Although we believe that our respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be preceded by, followed by or include the words “believe,” “estimate,” “expect,” “forecast,” “may,” “will,” “should,” “seek,” “plan,” “scheduled,” “anticipate” or “intend” or similar expressions. Forward-looking statements contained in this Form 6-K (including information incorporated by reference herein) include, but are not limited to, statements about:

●	our ability to realize the benefits expected from the Business Combination;
●	our ability to maintain the listing of our securities on the NYSE;
●	changes adversely affecting the business in which we are engaged;
●	management of growth;
●	general economic conditions;
●	our business strategy and plans;
●	the result of future financing efforts;
●	our future market position and growth prospects;
●	expected operating results, such as revenue growth, and earnings;
●	the effects of health epidemics, including the COVID-19 pandemic; and
●	the other matters described in this Form 6-K.

Such forward-looking statements, if any, with respect to our revenues, earnings, performance, strategies, prospects and other aspects of the businesses are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of the business, future plans and strategies, anticipated events and trends, the economy and other future conditions that are subject to risks and uncertainties. These forward-looking statements are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability regarding future performance, events or circumstances. Many of the factors affecting actual performance, events and circumstances are beyond our control. The risk factors and cautionary language discussed in this Form 6-K (including information incorporated by reference herein) provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by us in such forward-looking statements, including among other things:

●	the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain our management and key employees;
●	changes in applicable laws or regulations, including those related to privacy and data protection;
●	our estimates of expenses and profitability;
●	our ability to innovate, develop and provide new products and services or upgrade our existing products and services in a timely and cost-effective manner;
●	our ability to retain and expand sales to existing brands or attract new brands;
●	our ability to compete effectively or maintain market leadership in the markets in which we currently operate or expand into;

●	our ability to meet the challenges presented by our increasingly globalized operations;
●	our ability to maintain and enhance our brand awareness;
●	our need to retain, attract or maintain high-quality personnel;
●	continued and increased consumer engagement with brands in our portfolio and our mobile apps;
●	our ability to enforce, protect and maintain intellectual property rights; and
●	the other matters described in this Form 6-K.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those anticipated in these forward-looking statements. There may be additional risks currently considered to be immaterial or which are unknown. It is not possible to predict or identify all such risks.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us, as of the date of this Form 6-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and such statements should not be read to indicate that such party has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Form 6-K. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date.

All forward-looking statements included herein and in the documents incorporated by reference in this Form 6-K are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this Form 6-K or to reflect the occurrence of unanticipated events. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of additional significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission (the “Form 20-F”). Please also see the “Risk Factors” section of the Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perfect Corp.

Date: October 3, 2023

	By:	/s/ Alice H. Chang
	Name:	Alice H. Chang
	Title:	Chief Executive Officer